SUB-ITEM 77I
Terms of new or amended securities

(a)      1)Tax-Free Bond modified the fee structure of the Advisor Class, effective 09/04/07.

     The funds  approved a decrease of 25 basis points (0.25%) in the Rule 12b-1 fee charged by the Advisor Class while  simultaneously  approving an increase of
25 basis  points in the unified  management  fee for the Class,  resulting in no change to the total  expense  ratios.  The  decrease  in the Rule  12b-1 fee and corresponding  increase in the unified  management  fee are designed to move the fee for the provision of certain recordkeeping/administrative  services from the
Rule 12b-1 fee to the unified  management fee. The  recordkeeping/administrative services, which include the provision of recordkeeping and related services that would otherwise be performed by the Fund's  transfer agent,  may be performed by financial  intermediaries or by the advisor or its affiliates.  In circumstances in which the  recordkeeping/administrative  services are  performed by financial intermediaries,  the  advisor  will pay such  intermediaries  all or part of the
recordkeeping/administrative    fee   for   performing    the   services.    The
recordkeeping/administrative  services,  which will not change, do not encompass distribution-related  services. This modification will make the fee structure of the Advisor  Class shares more  consistent  with the other share  classes of the
American Century Funds. Any reimbursement  paid to financial  intermediaries for the provision of  recordkeeping/administrative  services will now be paid out of the unified management fee received by the Advisor and not the Rule 12b-1 fee.

     The 25 basis point  increase in the unified  management fee is not expected to have any effect on the total expense  ratio of the Advisor  Class shares.  As previously noted, the 25 basis point increase in the unified management fee will be offset by a corresponding decrease of 25 basis points in the Rule 12b-1 fee.

(b)        N/A